Exhibit 99.1

QIWI Announces Changes to its Senior Management Team

NICOSIA, CYPRUS – December 17, 2019 – QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of next generation payment and financial services in Russia and the CIS, today announced that Mr. Boris Kim, a founding member of the Company and Chairman of the Board since 2013, will take on the position of the Chief Executive Officer effective January 15, 2020, following the resignation of Mr. Sergey Solonin, who has served in this capacity since 2012. Mr. Solonin will continue to serve as a member of the Board and has been appointed its Executive Chairman. In this position, Mr. Solonin will continue to be closely engaged in the management of the Company, concentrating primarily on QIWI’s long-term strategy including expansion into new business models and niches.

Mr. Boris Kim will remain a member of the Board but will step down from his role as Chairman of the Board and member of the Compensation Committee of the Board effective January 15, 2020.

Aiming to further strengthen our management team Ms. Maria Shevchenko is appointed as Deputy Chief Executive Officer of the Company. She will focus primarily on compliance, legal and back-office operations of the Company and support Mr. Kim in running day-to-day administrative and operational functions of the group together with other members of the senior management team.

Mr. Sergey Solonin stated, “I remain fully committed to QIWI, and it is my intention to remain active in the Company as the new executive chairman of the Board. I have decided to step down from the role of Chief Executive Officer in order to be able to focus more on the Group’s long-term strategy, rather than managing day-to-day operations. During my time as Chief Executive Officer, I believe that we have built a sustainable and well-managed business and during the last several months, I have made several appointments and changes that I believe secure this stability and support our unique corporate culture. I believe that the appointment of Mr. Kim, a founding member of our Company and a person with deep knowledge of the payments industry, with whom we worked closely for many years, will both ensure continuity of our strategy to develop our payment ecosystem and grow our key market verticals and bring a fresh perspective to the management and operations of our business. For the last couple of years, Mr. Kim has been very actively involved in managing the operations of the business and I believe his skill and commitment supported by our leadership team will help QIWI achieve its long-term goals”

“On behalf of the Board, we thank Mr. Solonin for his years of service to our Company as the Chief Executive Officer, making QIWI into a vibrant, successful business. We are grateful that Mr. Solonin will continue to be involved with the Company as chairman of the Board,” said Mr. Kim. “I am eager to take the helm and execute on our strategy, with a focus on improving our operations and further refining our business model. In addition, I am excited to announce the appointment of Ms. Maria Shevchenko as our Deputy Chief Executive Officer.”

Boris Kim has served as our director since May 2013 and as Chairman of our Board of Directors since June 2014. Mr. Kim is an entrepreneur with over 20 years of experience in the payment services industry. Mr. Kim is one of the co-founders of the e-port payment system and served as its Chief Executive Officer from November 2004 until September 2007 and from September 2007 until February 2010 was an advisor to the Chief Executive Officer of e-port. From 2007 until 2012 Mr. Kim was the head of the payment networks and banking instruments committee at the Russian E-Market Participants National Association. Mr. Kim was also the Executive Director of the Russian FinTech Association between 2016- and 2018. Mr. Kim graduated from Lomonosov Moscow State University in 1985 with a degree in chemistry, Russian Institute of Finance and Economics in 1996 with a degree in finance, Moscow State Law Academy in 2000 with a degree in law and Lomonosov Moscow State University in 2004 and in 2007 with a degree in psychology and a degree in philosophy respectively. He holds a Candidate of Sciences Degree in Chemistry (Lomonosov Moscow State University, 1989).

Maria Shevchenko has served as a Chairman of the Board of Directors of QIWI Bank since March 2019. Since January 2019, she has also served as an Advisor for QIWI Bank. Before joining QIWI, she held senior management positions at Alfa Bank where she served as a Chief Operating Officer from July 2013, and Deputy Chairman of the Board since November 2016. Ms. Shevchenko holds a degree in banking from the Moscow Banking School of the Central Bank of the Russian Federation as well as an MBA-Finance degree from the Moscow International Business School MIRBIS (Institute) and London Metropolitan University.

Conference Call and Audio Webcast

QIWI will host a conference call to discuss the announced management changes on Wednesday, December 18, 2019 at 8:30 a.m. ET. Hosting the call will be Sergey Solonin, Chief Executive Officer and Boris Kim, Chairman of the Board of Directors. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (844) 512-2921 or +1 (412) 317-6671 for international callers; the pin number is 13697561. The replay will be available until Wednesday, January 1, 2020. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 22.3 million virtual wallets, over 136,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 117 billion cash and electronic payments monthly connecting over 43 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

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